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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                 17 October 2006

                               LIHIR GOLD LIMITED

                             Level 7, Pacific Place
                      Cnr Champion Parade & Musgrave Street
                         Port Moresby, Papua New Guinea
                     (Address of principal executive office)

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Pursuant to the requirements of the Securities Exchange Act of 1934, the
Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LIHIR GOLD LIMITED


By: /s/ Stuart MacKenzie
    --------------------------------
Name Stuart MacKenzie
Title: Group Secretary & General Counsel

Date: 17 October 2006
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(LIHIR GOLD LIMITED LOGO)                        (BALLARAT GOLDFIELDS N.L. LOGO)

17 OCTOBER 2006

                             JOINT ASX ANNOUNCEMENT

                           LIHIR AND BALLARAT TO MERGE

Lihir Gold Ltd and Ballarat Goldfields NL have proposed a merger of the two companies, creating a major Asia-Pacific pure gold producer.

The combined company will have two world class assets in Australia and Papua New
Guinea, a strong growth profile, reducing costs and significant exploration opportunities.

The company is expected to achieve annual gold production of more than 900,000 ounces in 2008, around 1 million ounces in 2009, and well in excess of 1 million ounces per annum thereafter.

Importantly, the transaction also will secure the future of the Ballarat operation by providing the financial resources required to take the project to full development.

THE MERGER PROPOSAL

The merger will be achieved through a scheme of arrangement (Scheme).

Under the Scheme, Ballarat shareholders will receive 5 Lihir shares for every 54
Ballarat shares held which equates to a value of 28.8 cents per Ballarat share based on the closing price of Lihir's shares on the day prior to the announcement of the transaction. This offer values Ballarat at $350 million, based on its fully diluted share capital.

This offer price represents a 28% premium to the last traded price of Ballarat prior to its trading halt on 13 October 2006.

Based on the last traded price of Lihir shares, at the completion of the Scheme, the combined company will have a market capitalisation of more than A$4 billion, with Ballarat shareholders holding approximately 8% of the combined group.

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It is proposed that the two Non-Executive Ballarat Directors, Alister Maitland
and Mike Etheridge, will join the Lihir Board of Directors, and Ballarat's existing management will join the combined company's management team, under Chief Executive Officer Arthur Hood.

Ballarat Chief Executive Richard Laufmann will be appointed as the merged company's Executive General Manager Australian Operations and Business
Development, and will continue to be directly responsible for the Ballarat operation.

The corporate head office of the combined entity will be in Brisbane and operational headquarters of the Ballarat mine will remain in Ballarat.

The proposed acquisition is subject to the approval of Ballarat shareholders and the Supreme Court of Victoria. Ballarat shareholders will be provided with a Scheme Booklet outlining the proposal in greater detail which will include an independent expert's report prepared by Grant Samuel & Associates Pty Ltd. This is expected to be provided to Ballarat shareholders during December with the meeting of Ballarat shareholders to approve the proposal to be held during January 2007.

BALLARAT DIRECTORS' RECOMMENDATION

Ballarat's directors intend to unanimously recommend that shareholders vote in favour of the scheme in the absence of a superior proposal and provided that Grant Samuel determines that the proposal is in the best interests of shareholders.

BALLARAT FUNDING

Lihir is committed to the development of the Ballarat East gold project in accordance with Ballarat's development plans over the next 18 months which have been previously announced to the market.

To cover interim funding requirements for the Ballarat East gold project development during the period up to the Ballarat shareholders' meeting to approve the Scheme, Lihir has agreed to provide Ballarat with A$41.7 million through the unconditional subscription for 149 million Ballarat shares at 28 cents per share.

COMPELLING MERGER

Lihir Chairman, Dr Ross Garnaut, said that for both Lihir and Ballarat, the merger was compelling.

"The deal creates genuine value for shareholders of the merged group, by creating a Tier One Asia-Pacific gold producer with strongly growing production," he said.

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"This merger will take Lihir into a new era in its development, building on the great progress that has been achieved during the past few years, and consistent with our goal of developing a diversified, profitable, pure gold producer," he said.

Mr Hood said the merger established a combined entity with significant exploration upside, expansion potential and long mine life.

"The combination of these two companies will create a major new force in the gold sector and an attractive investment option for global funds looking for pure gold exposure," he said.

"Furthermore, Ballarat's management brings to the team valuable complementary underground mining skills that will advance our expansion strategy and provide enhanced management capability."

Mr Laufmann said the merger represented a landmark in the development of the Ballarat project.

"This merger secures the future of the Ballarat operation. It means that the shareholders and employees can be confident in the long term future and prosperity of this operation.

"As a cornerstone of a larger, multi-mine company, we will have the financial resources required to ensure that this project is properly developed," he said.

CONDITIONS TO THE SCHEME

The principal conditions to the implementation of the Scheme are the approval of Ballarat shareholders, the Supreme Court of Victoria, and applicable regulatory bodies.

MERGER IMPLEMENTATION AGREEMENT (MIA)

Lihir and Ballarat have entered into the MIA under which they have agreed to proceed with the merger by way of the Scheme. Implementation of the merger is conditional on the satisfaction of a number of conditions precedent. The conditions precedent and key terms of the MIA are summarised in Appendix A.

Following approval of the Scheme by Ballarat shareholders and the Court, all shares in the company will be acquired by Lihir and Ballarat will be delisted.

Ballarat shareholders are not required to take any action at this stage in relation to the scheme of arrangement.

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ADVISERS

Lihir is being advised by Caliburn Partnership and Blake Dawson Waldron.
Ballarat is being advised by RFC Corporate Finance Ltd and Baker & McKenzie.

Contact details

For further information, please contact:

Lihir Gold Ltd
Joe Dowling
Manager IR
0421 587 755

Josie Brophy
Communications Officer
0448 177 502

Ballarat Goldfields
Joel Forwood
Manager Corporate and Markets
(03) 5327 1111

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ABOUT LIHIR GOLD

Lihir Gold owns and operates one of the world's largest gold mines and processing facilities on the island of Lihir, 900 kilometres north-east of Port
Moresby in New Ireland province of Papua New Guinea. The company is headquartered in Brisbane, Australia.

Lihir Gold is publicly listed, with 1.28 billion shares on issue and a market capitalisation of approximately US$3 billion. Lihir Gold's shares are traded on the Australian, Port Moresby and Nasdaq stock exchanges.

The Lihir ore body is very large and rich by global standards. According to the company's last resource and reserve statement, in February 2005, the estimated resource is 422 million tonnes averaging 2.95 grams of gold per tonne for 40.0 million ounces of contained gold. It includes proved and probable reserves of 188 million tonnes, averaging 3.48 grams of gold per tonne for 21.0 million ounces of contained gold. This estimate is based on a long-term price assumption of US$380 per ounce.

The Lihir gold mine is an open pit mining operation consisting of three adjacent pits. The pits supply high grade ore for direct processing and lower grade ore for stockpiling for future processing. Nearly all of the ore is refractory sulphide ore which must be oxidised before the gold can be recovered.

The mine has been in operation since 1997 and has produced more than 5 million ounces of gold. Production for the year ended 31 December 2005 was 596,000 ounces, with substantially higher production for 2006. Production will increase to more than 800,000 ounces in 2007, following the expansion of the process plant through the construction of a 3Mt per annum flotation circuit. The company is also currently evaluating a range of options designed to expand annual gold production to in excess of 1 million ounces per annum after 2009.

Under the current mine plan open pit mining is scheduled to continue at Lihir until at least 2021, during which period higher grade ore will be fed directly into the processing plant and lower grade ore will be stockpiled. Processing of lower grade stockpiles will continue until beyond 2040.

Lihir Gold has a large workforce comprising approximately 1,300 staff and 1,900 contractors. Over 36% of employees are Lihirian Nationals, with a further 54% originating from other provinces in PNG.

The Lihir Project is located within a geothermally active area that produces a natural abundance of geothermal steam. Since 2003 Lihir Gold has been harnessing this underground steam reserve to generate electricity, replacing heavy fuel oil powered electricity. The company is due to commission its third geothermal power station by the end of 2006. The new 20 Megawatt (MW) plant will take Lihir
Gold's total geothermal capacity to 56MW and meet all of Lihir Gold's current electrical power requirements.

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Geothermal power will save the company an estimated US$20 million per year, compared to the cost of heavy fuel oil powered generation. The geothermal plant is also formally certified as a facility that will lead to reductions in greenhouse gas emissions, enabling the company to generate carbon credits and sell them on global markets. This is expected to generate revenues in excess of US$5 million per year.

For further information, please visit Lihir Gold's website at www.lihir.com.pg

ABOUT BALLARAT GOLDFIELDS NL

Ballarat Goldfields has exploration and mining tenements covering the historic
Ballarat East and Ballart West goldfields. Before its premature closure around the time of the fist world war, the Ballarat region produced over 12 million ounces of gold. Ballarat Goldfields is seeking to recover gold from the strata beneath the old workings. The company is headquartered in Ballarat.

Ballarat Goldfields is publicly listed on the ASX in Australia and on AIM in the United Kingdom and has approximately 1.2 billion shares on issue.

In 2004, for the first time following discovery in the 1850's, the leases over the entire Ballarat field were consolidated under the sole ownership of Ballarat
Goldfields. This has resulted in Ballarat Goldfields constructing a comprehensive geological model of the entire field, demonstrating what many had suspected, that Ballarat had massive unexplored prospectivity. Following a pre-feasibility study, based on Ballarat Goldfields' geological model, underground development at Ballarat East recommenced in December 2004. In line with this plan, drilling has continued to increase confidence in the geological model.

Exploration activities by Ballarat Goldfields have defined an Inferred Resource of 1.4 million ounces at Ballarat East and an additional exploration potential of over 9 million ounces of gold within the company's Ballarat portfolio.

Ballarat Goldfields completed stage one of the processing plant in December 2005 only 6 months after work began. The plant design is unique and based around
Gekko Systems Ltd gravity technology. Final concentrate treatment will use an inline leach reactor.

Mine development is continuing with over 5km of development complete to date.
The recent extended mine design will focus on the recently discovered high grade mineralisation at depth. The extension of the mine will delay full gold production until 2009 and will cost an estimated A$120m.

For further information, please visit Ballarat Goldfields' website at www.ballarat-goldfields.com.au.

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APPENDIX A

SUMMARY OF KEY TERMS OF THE MERGER IMPLEMENTATION AGREEMENT

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
CONDITIONS PRECEDENT   The principal conditions precedent to the implementation
TO THE SCHEME          of the Scheme include:

                       - approvals from applicable regulatory bodies such as FIRB, ASIC and ASX;

                       -    unanimous approval of the Ballarat Goldfields Board;

                       -    approval by the PNG Exchange Control;

                       - Ballarat Goldfields shareholder approval of the Scheme at the Scheme Meeting by the requisite majorities under the Corporations Act;

                       - Court approval of the Scheme in accordance with s411(4)(b) of the Corporations Act;

                       -    no Ballarat Goldfields or Lihir Material Adverse
                            Change occurs;

                       - no Ballarat Goldfields or Lihir Prescribed Event occurs;

                       - the Independent Expert issues a report which concludes that the Scheme is in the best interests of Ballarat Goldfields shareholders;

                       -    the MIA has not been terminated;

                       - no person (other than Lihir, a subsidiary of Lihir or any institutional or portfolio investor in Ballarat Goldfields at the date of the MIA) acquires an interest in Ballarat Goldfields securities so as to have a relevant interest in 10% or more of Ballarat Goldfields shares;

                       -    Ballarat Goldfields has not entered into a Competing
                            Transaction;

                       - the Gold Price does not fall below USD 500 per ounce;

                       - the S&P ASX 200 Index does not fall below 4,500 on any trading day; and

                       - all Ballarat Goldfields options to subscribe for shares having been exercised, cancelled or transferred to Lihir.

NO TALK AND NO SHOP    Ballarat Goldfields must ensure that during the period
OBLIGATIONS            from the date of the MIA to the earlier of termination
                       of the MIA, the Second Court Date and 28 February 2007
                       ("Non-Solicitation Period") that:

                       - (No Shop) Ballarat Goldfields nor any of its related parties directly or indirectly solicits, invites, facilitates, encourages or initiates any enquiries, negotiations or discussions, or communicates any intention to do any of these things,

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
                            with a view to obtaining any expression of interest, offer or proposal from any other person in relation to a Competing Transaction; and

                       - (No Talk) Ballarat Goldfields nor any of its related parties negotiates or enters into, participates in negotiations or discussions with any other person regarding a Competing Transaction or potential
                            Competing Transaction or grants any other person any right or access to conduct due diligence in respect of Ballarat Goldfields.

LIMITATIONS TO NO      The no talk provisions summarised above do not apply if
TALK OBLIGATION        Ballarat Goldfields' Board of Directors has determined,
                       based on the written opinion of Queen's Counsel or Senior
                       Counsel, that failing to respond to a publicly announced
                       Competing Transaction would be reasonably likely to be a
                       breach of their fiduciary duties or statutory obligations
                       ("Fiduciary Carve-out").

COMPETING              If Ballarat Goldfields is approached by another person
TRANSACTIONS AND       during the Non-Solicitation Period with a Competing
LIHIR'S RIGHT TO       Transaction to which the No Talk or No Shop provisions
RESPOND                apply, Ballarat Goldfields must immediately notify Lihir
                       of the identity of that person and the key terms of their
                       Competing Transaction and a copy of the proposal.

                       Ballarat Goldfields must not enter into any agreement in relation to that Competing Transaction unless, after notifying Lihir, Lihir has not within 2 business days of notification submitted a written proposal to Ballarat
                       Goldfields which is on terms no less favourable than the Competing Transaction. If Lihir's proposal is on terms no less favourable than the Competing Transaction, then in the absence of a more favourable offer, Ballarat
                       Goldfields must proceed exclusively with Lihir's proposal, otherwise Ballarat Goldfields may proceed exclusively with the Competing Transaction.

BREAK FEE              A break fee of approximately $A3.5 million is payable by
                       Ballarat Goldfields to Lihir if:

                       - any director of Ballarat Goldfields makes any public statement prior to the approval of the Scheme by the Court to the effect that he or she does not support
                            (or no longer supports) the Scheme, other than because the Independent Expert has concluded that the Scheme is not in the best interests of Ballarat
                            Goldfields shareholders;

                       - any director of Ballarat Goldfields fails to recommend the Scheme or, having done so, any director of Ballarat

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
                            Goldfields publicly withdraws or varies his or her favourable recommendation of the Scheme (or any part of it) prior to the approval of the Scheme by the Court, other than because the Independent Expert has concluded that the Scheme is not in the best interests of Ballarat Goldfields shareholders;

                       - any director of Ballarat Goldfields publicly recommends, promotes or otherwise endorses a Competing Transaction; or

                       -    before the Scheme becomes effective, a Competing
                            Transaction more favourable to Scheme participants in relation to Ballarat Goldfields is announced or open for acceptance and a person under the Competing
                            Proposal acquires more than a 20% interest in Ballarat Goldfields' issued shares,

                       provided that the break fee will not be payable by Ballarat Goldfields if:

                       - prior to any event referred to above occurring, the MIA has already been validly terminated; or

                       - the Scheme becomes Effective notwithstanding the occurrence of any event referred to above.

There are various capitalised terms used in this Summary which are defined in the MIA.